UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on October 13, 2023, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company was provided 180 calendar days, or until April 10, 2024, to regain compliance with the Minimum Bid Price Rule.

Since then, Nasdaq has determined that for 10 consecutive business days, from March 1, 2024 through March 14, 2024, the closing bid price of the Company’s common shares has been at $1.00 per share or greater. On March 15, 2024, Nasdaq notified the Company that it has regained compliance with the Minimum Bid Price Rule and the matter is now closed.

In addition, as previously disclosed, on December 28, 2023, the Company received a letter from Nasdaq notifying the Company that it is not in compliance with the minimum stockholders’ equity criteria as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”), for which the Company made submissions to Nasdaq on its plan to regain compliance. On March 15, 2024, Nasdaq issued a second notification letter and granted the Company an extension to regain compliance, provided that the Company files by May 15, 2024 its Form 20-F for the fiscal year ended December 31, 2023, demonstrating its compliance with the Minimum Stockholders’ Equity Rule.

On March 20, 2024, the Company issued a press release titled “ReTo Regained Compliance with Nasdaq’s Minimum Bid Price Requirement and Received Extension on Compliance with Nasdaq’s Minimum Stockholders’ Equity Rule.” A copy of that press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company and (iii) the registration statement on Form S-8, as amended (File No. 333-264499), of the Company and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release issued by the Company on March 20, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: March 20, 2024	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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